UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT UNDER SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): December 8, 2014

FOSTER WHEELER AG

(Exact Name of Registrant as Specified in Charter)

Switzerland	001-31305	98-0607469
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Shinfield Park, Reading, Berkshire RG2 9FW, United Kingdom

(Address of Principal Executive Offices)

+44 118 913 1234

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                                           Entry Into a Material Definitive Agreement.

On December 8, 2014, Foster Wheeler AG (“Foster Wheeler” or the “Company”) entered into a Merger Agreement (the “Merger Agreement”), by and among the Company, A-FW International Investments GmbH (“Swiss MergeCo”), a direct wholly-owned subsidiary of AMEC International Investments B.V., and AMEC International Investments B.V. (“AMEC International”), a direct wholly-owned subsidiary of Amec Foster Wheeler plc (“Amec Foster Wheeler”). At an extraordinary general meeting of shareholders to be held on January 19, 2015, Company shareholders will be asked to approve the Merger Agreement.

The Merger Agreement was entered into following AMEC International’s acquisition of 95,395,711 registered shares, par value CHF 3.00 per share, of Foster Wheeler (the “Shares”), representing approximately 95.275% of the outstanding Shares, which were validly tendered into and not validly withdrawn from the exchange offer (the “Offer”) previously disclosed in the Current Reports on Form 8-K which the Company filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2014 (the “November 13 Form 8-K”) and November 24, 2014.  The 95.275% ownership was calculated excluding 6,591,700 Shares held by the Company as treasury shares.  Previously, in the November 13 Form 8-K, the Company disclosed that, based on a preliminary calculation by the exchange agent in the Offer, approximately 99,164,451 Shares (including 9,557,671 Shares subject to notices of guaranteed delivery) were validly tendered into, and not withdrawn from, the Offer, representing approximately 99.03% of the outstanding Shares. The change from 99,164,451 Shares represents 3,768,740 Shares subject to notices of guaranteed delivery that were not validly delivered (the “Undelivered Shares”). Notwithstanding the foregoing, AMEC International reserves its rights fully under the terms of the Offer, including the terms of the notice of guaranteed delivery, to acquire such Undelivered Shares.

As previously disclosed, AMEC International’s acquisition of 95.275% of the outstanding Shares resulted in a change of control. Foster Wheeler is now a direct, majority-owned subsidiary of AMEC International and an indirect, majority-owned subsidiary of Amec Foster Wheeler.

Structure of the Squeeze-Out Merger

On the terms and subject to the conditions of the Merger Agreement, Swiss MergeCo and the Company have agreed to merge pursuant to article 3, paragraph 1, subparagraph a of the Swiss Federal Act on Mergers, Demergers, Conversion and Transfer of Assets and Liabilities (the “Swiss Merger Act”), whereby the Company will merge into Swiss MergeCo, the surviving company, and cease to exist following the merger (the “Squeeze-Out Merger”). By operation of law, the assets and liabilities of the Company will be transferred to Swiss MergeCo with effect from the registration of the Squeeze-Out Merger in the Commercial Register of the Canton of Zug, Switzerland, and the Company will be dissolved without liquidation and deleted from the Swiss Commercial Register. Following the completion of the Squeeze-Out Merger, it is intended that the Shares be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s reporting obligations under the Exchange Act be terminated.

Compensation

In accordance with the provisions of the Merger Agreement, in the Squeeze-Out Merger each Share will be converted into the right to receive, for each Share held, a combination of $16.00 in cash and either (i) 0.8998 ordinary shares, nominal value £0.50 per share, of Amec Foster Wheeler (“Amec Foster Wheeler Share”), or (ii) 0.8998 Amec Foster Wheeler American Depositary Shares, each representing one (1) Amec Foster Wheeler Share (“Amec Foster Wheeler ADSs”), depending on the Shareholder’s address on the books and records of the Company.  The cash portion of the consideration that will be received will be increased by an amount equal to the Amec Foster Wheeler cash dividend of £0.148 announced by Amec Foster Wheeler on August 7, 2014 (as converted into US dollars based on the reference rates to be published by the European Central Bank on January 5, 2015 or, if the cash dividend is paid on another date, such other date) for each Amec Foster Wheeler Share or Amec Foster Wheeler ADS that is received (the “Dividend Amount”).

Fractional Shares

No fractional Amec Foster Wheeler Shares or Amec Foster Wheeler ADSs will be issued to shareholders of the Company. If, based on the exchange ratio, shareholders of the Company would be entitled to a fractional Amec Foster Wheeler Share or Amec Foster Wheeler ADS, such fraction will be compensated in cash in lieu of a fractional Amec Foster Wheeler Share or Amec Foster Wheeler ADS. The cash compensation will be calculated by the exchange agent based on the share price of Amec Foster Wheeler Shares on the London Stock Exchange at the close of trading on the day the Squeeze-Out Merger is registered in the Commercial Register of the Canton of Zug, Switzerland, converted based on the reference rates published by the European Central Bank on such day, and be paid out in US dollars by check together with the cash consideration and the Dividend Amount.

No Special Benefits

In the Merger Agreement, the parties have represented that, as a consequence of the Squeeze-Out Merger, no special benefit will be granted to the members of the managing or administrative bodies or to the managing quotaholders of Swiss MergeCo, the Company, Amec Foster Wheeler or AMEC International.  In addition, the parties have also represented that no shareholders or quotaholders with unlimited liability are involved in the Squeeze-Out Merger. In addition, no rights of holders of special rights, no equity interests without voting rights and no profit-sharing certificates need to be taken into account in connection with the Squeeze-Out Merger.

Approvals

The Company and Swiss MergeCo will file the Merger Agreement and the merger resolutions as well as the other required documents for registration of the Squeeze-out Merger with the competent Commercial Register if the following approvals are received:

•                  approval of the Merger Agreement by the quotaholder of Swiss MergeCo at a quotaholder’s meeting to be held on January 19, 2015;

•                  approval of the Merger Agreement by the shareholders of the Company at an extraordinary general meeting to be held on January 19, 2015; and

•                  the approval of the Merger Agreement by the quotaholder of AMEC International, such resolution to be taken on January 19, 2015.

At least three-quarters of all quotaholders, representing at least three-quarters of the quota capital of Swiss MergeCo and at least 90% of the outstanding voting rights of the Company is required to approve the Merger Agreement.  AMEC International holds all of the quotas issued by Swiss MergeCo and, therefore, 100% of the quota capital of Swiss MergeCo, and holds 95.275 % of the outstanding Shares.  The Squeeze-Out Merger is not subject to any governmental approvals.

Information and Consultation

The quotaholders, shareholders, employees and creditors of the Company and Swiss MergeCo (as applicable) will be informed and, to the extent required, consulted in accordance with the requirements of the Swiss Merger Act about the execution of the Merger Agreement and the Squeeze-Out Merger and, within this framework, documents will be submitted for inspection.

***

The foregoing is a summary of the Merger Agreement and of certain other key aspects of the Squeeze-Out Merger. This summary does not purport to be a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 10.1 to this Form 8-K and incorporated into this Item 1.01 by reference. The Merger Agreement has been attached solely to inform investors of its terms. It is not intended to provide any other factual information about Foster Wheeler. In the event of any discrepancy between the terms of the Merger Agreement and the foregoing summary, the Merger Agreement will control.

Further details of the Squeeze-Out Merger and the Merger Agreement are contained in the preliminary proxy statement filed by the Company on December 8, 2014, which is available electronically without charge on the SEC’s website.

Important Information

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

Amec Foster Wheeler has filed a registration statement on Form F-4 (as amended) (the “Registration Statement”)  with the SEC, which includes a prospectus, in connection with Offer. In connection with the Squeeze-Out Merger, Amec Foster Wheeler will file a post-effective amendment to the Registration Statement and Foster Wheeler will file a definitive proxy statement (the “Definitive Proxy Statement”) that will be mailed to shareholders of Foster Wheeler.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ALL DOCUMENTS REGARDING THE SQUEEZE-OUT MERGER (INCLUDING THE EXHIBITS THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SQUEEZE-OUT MERGER.

The Registration Statement, the Definitive Proxy Statement (when available) and other related documents filed with the SEC by Amec Foster Wheeler or Foster Wheeler are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at Amec Foster Wheeler’s website, www.amfw.com, or at Foster Wheeler’s website www.fwc.com, respectively.

Participants in the Solicitation

Foster Wheeler, Amec Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Company’s upcoming extraordinary general meeting. Information about Amec Foster Wheeler’s directors and executive officers is available in the Registration Statement. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 and its definitive proxy statement filed with the SEC on June 12, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement filed with the SEC on December 8, 2014 and other relevant materials filed with the SEC. Investors should read the proxy statement carefully before making any voting decisions. You may obtain free copies of these documents using the sources indicated above.

Forward-Looking Statements

Certain comments contained herein are forward-looking statements that are based on management’s assumptions, expectations and projections about the Company and the various industries within which the Company operates. These include statements regarding the Company’s expectations about revenues (including as expressed by its backlog), its liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that a variety of factors, including but not limited to the factors described in the Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014, and the following, could cause the Company’s business conditions and results to differ materially from what is contained in forward-looking statements: the consummation of the Squeeze-Out Merger, the risk that the Company’s business will be adversely impacted during the integration of the Company following Amec Foster Wheeler’s acquisition of control of the Company, benefits, effects or results of the Company’s redomestication to Switzerland, deterioration in global economic conditions, changes in investment by the oil and gas, oil refining, chemical/petrochemical and power generation industries, changes in the financial condition of its customers, changes in regulatory environments, changes in project design or schedules, contract cancellations, the changes in estimates made by the Company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, compliance with laws and regulations relating to the Company’s global operations, currency fluctuations, war, terrorist attacks and/or natural disasters affecting facilities either owned by the Company or where equipment or services are or may be provided by the Company, interruptions to shipping lanes or other methods of transit, outcomes of pending and future litigation, including litigation regarding the Company’s liability for damages and insurance coverage for asbestos exposure, protection and validity of the Company’s patents and other intellectual property rights, increasing global competition, compliance with its debt covenants, recoverability of claims against the Company’s customers and others by the Company and claims by third parties against the Company, and changes in estimates used in its critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond the Company’s control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with or furnished to the SEC.

Item 8.01              Other Events.

On December 8, 2014, Amec Foster Wheeler issued a public announcement regarding the Merger Agreement and the Squeeze-Out Merger. A copy of the announcement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01              Financial Statements and Exhibits.

(d)           Exhibits.

Exhibit No.	Description of Exhibit
10.1	Merger Agreement, dated December 8, 2014

99.1	Press announcement issued by Amec Foster Wheeler on December 8, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOSTER WHEELER AG

	By:	/s/ Sara R. Bucholtz
DATE: December 9, 2014		Sara R. Bucholtz Corporate Secretary